Exhibit 99.2

Western Wind Energy Corp.

Suite 1326 – 885 West Georgia Street	Telephone: (604) 685-WIND (9463)
Vancouver, BC V6C 3E8	Facsimile: (604) 685-9441
www.westernwindenergy.com

N E W S   R E L E A S E

April 4, 2008

Toronto Venture Exchange Symbol: “WND”

Issued and Outstanding: 29,387,188

GRANTING OF STOCK OPTIONS

Western Wind Energy Corporation (“Western Wind Energy”) wishes to announce that it has granted 337,400 stock options to Ascenta Capital Partners Inc. (“Ascenta”) exercisable at a price of $2.29 for a period of five (5) years from the date of grant.  The Options vest quarterly for a period of twelve (12) months.  Ascenta provides Investor Relation services to the Company.

Western Wind Energy is North America’s largest publicly traded non-income trust producer of pure wind energy.  Western Wind Energy has the capacity to produce 34.5 MW of clean renewable electrical energy from over 500 wind turbine generators located in Tehachapi (Windridge) and San Gorgonio Pass (Palm Springs), California with annualized energy output capacity of approximately 70 billion watt hours per year.

Western Wind Energy also has over 145 MW of expansion power sales agreements with the associated projects in the late stages of development. In addition, Western Wind Energy has a credible pipeline of over 1,300 MW of site locations in the State of California. During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 145 megawatts from the sale of wind energy electrical generation. Western Wind Energy was the first to execute a "wind" PPA in the State of Arizona, and in California, is expanding from management's 27-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from wind energy.  Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California.  Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995.  Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement.  Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.